July 3, 2024

Mohanraj Ramasamy
Chief Executive Officer
SRIVARU Holding Limited
2nd Floor, Regatta Office Park, West Bay Road
P.O. Box 10655
Grand Cayman, KY1-1006
Cayman Islands

       Re: SRIVARU Holding Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed June 25, 2024
           File No. 333-279843
Dear Mohanraj Ramasamy:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Executive and Director Compensation, page 80

1. We note your revisions in response to prior comment 2 and reissue in part. We note your
       disclosure that no compensation was paid    for the Company's last full
financial year since
       the period covered in this Registration Statement is the first applicable period for such
       disclosure since the closing of the Business Combination.    We also
note that closing of
       the Business Combination occurred on December 8, 2023. Please revise to clarify whether the period in your revised disclosure covers the full financial year for the year ended
       March 31, 2024. Further, we note your disclosure that initial grants of equity may have been granted to directors. Disclosure of compensation is required on an individual basis
       unless individual disclosure is not required in the company   s home
country and is not
 July 3, 2024
Page 2

       otherwise publicly disclosed by the company. Please advise. Further, if the initial grants of equity were granted in the form of stock options, please provide the title and amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options. Finally, we note that the filing includes other footnotes that appear to be internal notes to update the disclosure as required. Please review and revise the footnotes on pages 5, 6, 49, 76, and 80 to ensure that your disclosure is complete and current.
Index to Financial Statements, page F-1

2. Please update the financial statements and other financial information in the filing, including, but not limited to, MD&A, to comply with Item 8.A.4 of Form 20-F.
       Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Rajiv Khanna